

Mail Stop 4628

June 30, 2016

John N. Simons, Jr.
Chief Executive Officer
AdvancePierre Foods Holdings, Inc.
9987 Carver Road
Blue Ash, OH 45242

> **Re:** **AdvancePierre Foods Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 24, 2016**
> **Response dated June 24, 2016**
> **File No. 333-210674**

Dear Mr. Simons:

We have reviewed your amended registration statement and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2016 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies and Estimates, page 66

Stock-Based Compensation, page 69

1. Expand your discussion related to your accounting for stock-based compensation awards to quantify the reasonably likely impact to your financial statements for the recognition of the increase in the fair value of your restricted stock awards in future periods. Your revised disclosure should state the amount that will be recognized as of your next balance sheet date and should explain how your accounting for these awards will be affected by the completion of your offering.

Closing Comments

      You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Jonathan Ko, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP